Exhibit 99.1

Signature

Name:	The Leonard A. Lauder 2013 Revocable Trust

Address:	c/o The Estée Lauder Companies Inc.
767 Fifth Ave.
New York, NY 10153

Relationship to Issuer:	10% Owner

Issuer Name and Ticker or Trading Symbol:	The Estee Lauder Companies Inc. [EL]

Date of Earliest Transaction Required to be Reported
(Month/Day/Year):	11/3/2025

Signature:

The Leonard A. Lauder 2013 Revocable Trust

By:	/s/ Joel S. Ehrenkranz
Name: Joel S. Ehrenkranz
Title: Trustee

Date:	November 5, 2025